October 1, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeffrey P. Riedler, Assistant Director

Re:	VG Life Sciences, Inc. Amendment No. 1 to Registration Statement on Form 10-12G Filed September 10, 2014 File No. 000-26875

Dear Mr. Riedler:

I am securities counsel for VG Life Sciences, Inc. (the “Company”). Set forth below is the Company’s response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated September 24, 2014. The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

Item 1A. Risk Factors

Risks Related to Our Business

We are a development stage company with no commercial products, page 23

Comment 1: Please expand your disclosure to describe the meaning and significance of a pre-IND application the first time you refer to it in this risk factor.

Response 1: The Company has revised its disclosure to address the Staff’s comment.

Risks Related to Development and Regulatory Approval of VG1177, MDT and our Other Product Candidates, page 30

Comment 2: Please delete reference to your “other product candidates” in this risk factor heading as you do not have any other product candidates other than VG1177 and MDT at this time.

Response 2: The Company has revised its disclosure to address the Staff’s comment.

If we fail to maintain our existing or establish new collaborative relationships . . . page 35

Comment 3: We note your response to our prior comment 28. Please expand your disclosure in this risk factor to describe the obligations you are required to fulfill under the agreements memorializing your collaborative relationships.

Response 3: The Company has revised its disclosure to address the Staff’s comment.

MedBridge Development Company, page 48

Comment 4: We note your response to our prior comment 33. Please identify the related party which advanced you $50,000 as part of the SCA with MedBridge Development Company.

Response 4: The Company has revised its disclosure to address the Staff’s comment.

Item 7. Certain Relationships and Related Transactions, and Director Independence

Best Investments, Inc. and Best Investment Trust, page 59

Comment 5: We note your response to our comment 38 and your revised disclosure which provides the nature of the services provided by Mr. Keledjian. Please expand your disclosure to quantify the amount of the original $993,023 principal amount attributable to cash advances by Mr. Keledjian and the amount attributable to services rendered by Mr. Keledjian.

Response 5: The Company has revised its disclosure to address the Staff’s comment.

If you have further questions or comments, please feel free to contact me. I am happy to cooperate in any way I can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly, Esq.